ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 24, 2015	Nathan Somogie T +1 617 951 7326 F +1 617 235 0073 nathan.somogie@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC (the “Fund”)
(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

We are writing to respond to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on May 6, 2015 in connection with the above-referenced registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on October 15, 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Fund’s comment response letter dated December 30, 2014, responding to the comments of the Staff provided by letter on November 14, 2014, and the Fund’s additional comment response letter dated March 26, 2015, responding to the additional comments of the Staff provided by telephone on January 6, 2015, January 26, 2015 and February 5, 2015. The Staff’s additional comment is summarized below and is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1. Comment: With respect to comment and response 6 in the Fund’s additional comment response letter dated March 26, 2015, please revise the disclosure to state that all or substantially all of the proceeds of the offering will be invested in accordance with the Master Fund’s investment objective and policies within six months of the month in which such proceeds are received by the Fund.

Response: The requested change has been made.

* * * * *

- 2 -	August 24, 2015

We hope that the foregoing response adequately addresses the Staff’s additional comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC
Kara Zanger, Pantheon Ventures
Gregory C. Davis, Esq.